QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.74

news release	Contacts: Mireille Grenier Communications and Public Relations Coordinator Noranda inc., Horne Smelter (819) 762-7764, poste 2012 grenierm@horne.noranda.ca
Denis Couture, Vice-President Communications and Public Affairs (416) 982-7020 denis.couture@toronto.norfalc.com

NORANDA'S HORNE SMELTER ANNOUNCES MEASURES
TO REGAIN PROFITABILITY
Operating Costs Will Be Reduced By $30 Million

Rouyn-Noranda, October 15, 2003 — Management at Noranda Inc.'s Horne smelter today announced a series of measures aimed at restoring the smelter's profitability, as well as its long-term viability. The restructuring measures will include significantly decreasing the smelter's production level between now and June 2004 and reducing staff levels by close to one-third. The decision was made to scale back treating material that offered the lowest margins, especially off-shore materials, and to bring smelter production back to its optimum level under these economic conditions. Total feed volume will decrease from 840,000 tonnes to approximately 650,000 tonnes by mid-2004. Anode production will be reduced by 20%, diminishing from 186,000 tonnes to 145,000 tonnes per year. Noranda also intends to intensify its recycling activities.

        The measures announced today reflect three principal factors that have had a negative impact on the Horne's profitability:

  •
  The growing Asian involvement in the copper concentrate market, particularly from China, has driven treatment charges to historically-low levels;

  •
  The strengthening of the Canadian dollar against the US dollar; and

  •
  The decline of ore reserves from local mines has resulted in an increase in demand for more costly 'off-shore' concentrates.

        Low treatment charges have caused the smelter's revenues to drop at the same time as its operating costs are expected to rise considerably, largely due to the gradual disappearance of better-priced local supply sources. Concentrates from Europe or Latin America cost more for the smelter since they need to be shipped by sea and then by rail.

        In addition, the smelter receives most of its revenue in US dollars. Since the beginning of 2003, the strengthening Canadian dollar against the US currency has reduced the smelter's revenues by almost 15%.

        For the past several years, the Horne smelter has made considerable investments to reduce sulphur emissions. Contrary to some of its competitors in other provinces, the smelter has had to incur higher costs for the production and distribution of sulphuric acid. Noranda favours strong environmental standards, especially for the capture of sulphur dioxide emissions, but believes that these standards must be applied equally to all producers across Canada.

.../2

Reduction of Personnel

        The reduction in smelting capacity at the Horne smelter will result in a decrease in staffing requirements. Between now and the end of December 2003, the total workforce will be reduced by approximately 100 employees, primarily from staff employees. A further reduction in personnel (approximately 120 employees) will also be necessary in June 2004, upon reaching the revised production level. The number of employees will be reduced from 700 to 480, amounting to a 30% reduction.

Goal — Return to Profitability and to Assure the Smelter's Viability

        "We are going through a very difficult period and we need to act now to ensure our survival over the short and medium term. There is no doubt that we want to continue operating our plant over the long term. The choices we make today should allow us to do that," said Al Giroux, General Manager of the Horne smelter. "One of the positive aspects of the measures we announced today is the possibility of restarting the idled parts of the plant should there be a significant and sustained rise in treatment charges or an increase in locally-sourced concentrates."

        "We are committed to providing our employees with all of the necessary support to lessen the impact from today's announcement as much as possible. We are offering early retirement and voluntary departure programs for non-unionized personnel, and will provide job search assistance," emphasized Mr. Giroux.

        "The Horne smelter will continue to maintain its focus on reducing costs and to develop the markets in which it excels in order to survive. Recycling and the treatment of complex materials are the way of the future for the Rouyn-Noranda metallurgy facility and will remain a priority over the coming years," stated Mr. Giroux.

Overall Measures

        Since the beginning of 2002, Noranda has implemented several measures to improve the profitability and the long-term viability of its Canadian Copper and Recycling business unit (CC&R). In 2002, the Gaspé smelter was permanently closed. Over the last two years, the CC&R workforce, including the Gaspé smelter, has been reduced by almost 1,000 people, or 30%. Noranda has also opened a new electronics recycling facility and is continuing its efforts to reduce inventories and costs within all of its business groups and operations.

        Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

QuickLinks

Exhibit 4.74